UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street, Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated May 14, 2015: Dynagas LNG Partners LP Reports Results for the Three Months Ended March 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2015

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

        DYNAGAS LNG PARTNERS L.P. REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2015

ATHENS, Greece – May 14, 2015 - Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of LNG carriers, today announced its results (unaudited) for the three months ended March 31, 2015.

Three Months Ended March 31, 2015 Highlights:

•

Net income for the three months ended March 31, 2015 of $14.9 million, an increase of 34.9% over the same period in 2014;

•

Adjusted Net Income(1) for the three months ended March 31, 2015 of $15.2 million, an increase of 36.0% over the same period in 2014;

•

Distributable Cash Flow (1) during the three months ended March 31, 2015 of $18.0 million, an increase of 46.5% from the same period in 2014;

•

Adjusted EBITDA(1) for the three months ended March 31, 2015 of $28.1 million, an increase of 70.3%, from the same periods in 2014;

•

Adjusted Earnings per common unit (1) for the three months ended March 31, 2015 of $0.43, an increase of 16.2%, from the same period in 2014.

(1)Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings per common unit and Distributable Cash Flow are not recognized measures under U.S. GAAP. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Recent Developments:

Quarterly Cash Distribution: On April 21, 2015, the Partnership announced that its Board of Directors (the “Board”) declared a quarterly cash distribution of $0.4225 per unit for the first quarter of 2015.  This cash distribution was paid on May   12, 2015, to all unitholders of record as of May 5, 2015.

Management Commentary:

“We are pleased to report our earnings for the first quarter of 2015. The results show an improvement compared to the same period in 2014, which is primarily due to the increase in the number of vessels in our fleet in line with our growth strategy.  Consistent with our objectives, we have been and continue to be focused on the performance of our fleet from a safety, operational and technical point of view. During this past quarter, we had 100% fleet utilization, which positively affected our financial results and which we believe reflects to the quality of our vessels and our Manager’s operational ability.

During 2014, we increased the size of our fleet by approximately 69% on a cubic meter capacity basis. This growth allowed us to make increased cash distributions to our unitholders. On May 12, 2015, we paid a cash distribution of $0.4225 per unit for the first quarter of 2015, an increase in cash distribution of approximately 16% since our initial public offering in November 2013 on a per unit basis.  Since November 2013, we have paid total cash distributions of $2.1396 per unit.

With our fleet fully contracted through 2016 and 80% contracted through 2017, we intend to continue to focus our attention on further fleet growth, contract coverage and safe and efficient operations. The fleet of five LNG carriers (the “Optional Vessels”) currently owned by our Sponsor, which we have the right to acquire, provides us with an identified opportunity for growth. I look forward to working with our team towards meeting our goals, which we believe will benefit our unitholders.”

Financial Results Overview:

For the results and the selected financial data for the three months ended March 31, 2015 and 2014 presented herein, the Partnership has compiled consolidated statements of income which were derived from the unaudited interim condensed consolidated financial statements for the periods presented.

	Three Months Ended
(U.S. dollars in thousands, except per unit data)	March 31, 2015 (unaudited)	March 31, 2014 (unaudited)
Voyage Revenues	$35,620	$21,009
Net Income	$14,878	$11,029
Adjusted Net Income (1)	$15,213	$11,190
Operating Income	$21,710	$12,823
Adjusted EBITDA(1)	$28,066	$16,482
Earnings per common unit	$0.42	$0.37
Adjusted Earnings per common unit (1)	$0.43	$0.37
Distributable Cash Flow(1)	$17,974	$12,268

(1) Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings per common unit and Distributable Cash Flow are not recognized measures under U.S. GAAP. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Three Months Ended March 31, 2015 and 2014 Financial Results

The Partnership reported net income of $14.9 million for the three months ended March 31, 2015, compared to $11.0 million in the corresponding period of 2014, which represents an increase of $3.8 million, or 34.9%. Excluding the non-cash items presented in Appendix B, Adjusted Net Income for the three months ended March 31, 2015 was $15.2 million, compared to Adjusted Net Income of $11.2 million in the corresponding period in 2014, which represents an increase of $4.0 million, or 36.0%.

Adjusted EBITDA (which is non-GAAP measure used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s  operating performance) for the three months ended March 31, 2015 was $28.1 million, compared to $16.5 million in the corresponding period of 2014, which represents an increase of $11.6 million, or 70.3%.

The Partnership's Distributable Cash Flow for the three-month period ended March 31, 2015 was $18.0 million compared to $12.3 million in the corresponding period of 2014, which represents an increase of $5.7 million or 46.5%. Distributable Cash Flow is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

For the three-month period ended March 31, 2015, the Partnership reported adjusted earnings per common basic and diluted unit of $0.43.  Adjusted earnings per common unit is a non-GAAP financial measure and is calculated on the basis of a weighted number of 20,505,000 basic and diluted common units outstanding during the period, after reflecting the impact of the non-cash items presented in Appendix B.

Voyage revenues increased to $35.6 million during the three months ended March 31, 2015, as compared to $21.0 million for the same period in 2014. This increase was the result of the expansion of the Partnership’s fleet with the two LNG carriers, the Arctic Aurora and the Yenisei River that the Partnership acquired from its Sponsor on June 23, 2014 and September 25, 2014, respectively. As a result of this growth in the Partnership’s fleet, Available Days increased to 450 days during the three-month period ended March 31, 2015, compared to 270 Available Days during the corresponding period of 2014.

Vessel operating expenses increased by $2.4 million to $5.5 million in the three-month period ended March 31, 2015, from $3.1 million for the same period in 2014. Operation of the Arctic Aurora and Yenisei River accounted for $2.2 million of this increase and the remainder of the increase was due to slightly increased operational costs. Daily operating expenses were $12,202 per LNG carrier during the three months ended March 31, 2015 compared to $11,570 per LNG carrier in the corresponding period of 2014.

The Partnership’s overall financial performance during the periods presented also reflected a $4.8 million increase in the Partnership’s interest costs as a result of the increase in both the weighted average interest rate and weighted average outstanding indebtedness in the three months ended March 31, 2015 as compared to the corresponding period of 2014.

The Partnership reported average daily hire gross of commissions on a cash basis (1) of $79,700 per day per vessel in the three months ended March 31, 2015, compared to approximately $78,350 in the same period of 2014. During each of the three month periods ended March 31, 2015 and 2014, all of the Partnership’s vessels operated at 100% utilization.

(1)Average daily hire gross of commissions on a cash basis represents voyage revenue on a cash basis, without taking into consideration the non-cash time charter amortization expense, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Liquidity Position

As of March 31, 2015, the Partnership reported cash of $42.2 million (including minimum cash liquidity requirements imposed by the Partnership’s lenders). Total indebtedness as of March 31, 2015 was $570.0 million. The weighted average interest rate accruing on the Partnership’s senior secured revolving credit facility (under which the Partnership has outstanding borrowings of $320.0 million) for the three months ended March 31, 2015 was approximately 3.1%.

During the three months ended March 31, 2015, the Partnership generated net cash from operating activities of $26.4 million, compared to $14.5 million in the same period in 2014, mainly due to the effect of (i) the net cash flows provided during the three month period ended March 31, 2015 from the operation of the Arctic Aurora and the Yenisei River, which  were acquired from the Partnership’s Sponsor in the second and third quarters of 2014, and (ii) the increase by approximately $5.1 million in charter hire pre-collections during the three month period ended March 31, 2015 as compared to the corresponding period of 2014 and, to a lesser extent, due to the effect of other operating assets and liabilities variations between compared periods.

As of March 31, 2015, the Partnership had total available liquidity of $72.2 million (comprised of $42.2 million in cash and $30.0 million of borrowing capacity under the Partnership’s revolving credit facility with its Sponsor).

Time Charter Coverage

As of May 14, 2015, the Partnership had contracted employment for 100% of its total fleet Calendar Days through the end of 2016 and 80% of its fleet Calendar Days for 2017. Time charter coverage with regards to total fleet Calendar Days is calculated on the basis of the earliest estimated redelivery dates provided in the Partnership’s current time charter contracts.

As of May 14, 2015, the Partnership’s contracted revenue backlog was approximately $637.1 million with an average remaining contract duration of 4.8 years (1).

(1) The Partnership calculates its contracted revenue backlog by multiplying the contractual daily hire rate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day.

Conference Call and Webcast: May 15, 2015

As announced, the Partnership’s management team will host a conference call on Friday, May 15, 2015 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote "Dynagas"

A telephonic replay of the conference call will be available until Friday, May 22, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners website www.dynagaspartners.com.  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the first quarter ended March 31, 2015 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a growth-oriented partnership formed by Dynagas Holding Ltd. to own, and operate liquefied natural gas (LNG) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of five LNG carriers, with an aggregate carrying capacity of approximately 759,100 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674

Greece

Attention: Michael Gregos
Telephone: (011) 30 210 8917960
Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Partnership’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Interim Condensed Consolidated Statements of Income

	Three Months Ended March 31,
(In thousands of U.S. dollars except for unit and per unit data)	2015	2014
REVENUES
Voyage revenues	$35,620	$21,009
EXPENSES
Voyage expenses (including related party)	(720)	(439)
Vessel operating expenses	(5,491)	(3,124)
General and administrative expenses (including related party)	(537)	(580)
Management fees-related party	(1,194)	(695)
Depreciation	(5,968)	(3,348)
Operating income	21,710	12,823
Interest and finance costs, net	(6,885)	(1,944)
Other, net	53	150

Net Income	$14,878	$11,029
Earnings per unit, basic and diluted

Common unit (basic and diluted)	$0.42	$0.37
Weighted average number of units outstanding, basic and diluted:
Common units	20,505,000	14,985,000
Subordinated units	14,985,000	14,985,000
General Partner units	35,526	30,000

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets (unaudited)

(Expressed in thousands of U.S. Dollars—except for unit data)

	March 31, 2015	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,234	$11,949
Due from related party	1,004	889
Other current assets	1,823	1,510
Total current assets	21,061	14,348

FIXED ASSETS, NET:
Vessels, net	833,915	839,883
Total fixed assets, net	833,915	839,883
OTHER NON CURRENT ASSETS:
Restricted cash	24,000	24,000
Due from related party	1,125	1,125
Deferred revenue and other deferred charges	7,163	8,020
Total assets	$887,264	$887,376

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$20,000	$20,000
Trade payables	2,770	2,369
Due to related party	206	142
Accrued liabilities	3,506	3,716
Unearned revenue	11,955	7,022
Total current liabilities	38,437	33,249
Deferred revenue	1,277	1,429
Long-Term Debt, net of current portion	550,000	555,000
Total non-current liabilities	551,277	556,429

PARTNERS’ EQUITY:
General partner (35,526 units issued and outstanding as at March 31, 2015 and December 31, 2014)	100	100
Common unitholders (20,505,000 units issued and outstanding as at March 31, 2015 and December 31, 2014)	304,644	304,729
Subordinated unitholders (14,985,000 units issued and outstanding as at March 31, 2015 and December 31, 2014)	(7,194)	(7,131)
Total partners’ equity	297,550	297,698

Total liabilities and partners’ equity	$887,264	$887,376

DYNAGAS LNG PARTNERS LP

Unaudited Interim Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2015	2014
Cash flows from Operating Activities:
Net income:	$14,878	$11,029
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,968	3,348
Amortization of deferred financing fees	385	118
Deferred revenue	335	161
Changes in operating assets and liabilities:
Trade receivables	(116)	20
Prepayments and other assets	(237)	(353)
Inventories	32	—
Due from/ to related party	(51)	282
Trade payables	416	281
Accrued liabilities	(157)	(238)
Unearned revenue	4,933	(119)

Net cash provided by Operating Activities	26,386	14,529

Cash flows used in Investing Activities
Vessel Acquisitions	—	—
Net cash used in Investing Activities	—	—

Cash flows from/ (used in) Financing Activities:
Payment of IPO issuance costs and other filing costs	(65)	(700)
Distributions paid	(15,026)	(5,238)
Repayment of long-term debt	(5,000)	—
Repayment of loan to related party	—	(5,500)
Payment of deferred finance fees	(10)	—
Net cash used in Financing Activities	(20,101)	(11,438)

Net increase in cash and cash equivalents	6,285	3,091
Cash and cash equivalents at beginning of the period	11,949	5,677
Cash and cash equivalents at end of the period	$18,234	$8,768

APPENDIX B

Fleet statistics

	Three Months Ended March 31,
(expressed in United states dollars except for operating data)	2015	2014
Number of vessels at the end of period	5	3
Average number of vessels in the period (1)	5	3
Calendar Days (2)	450	270
Available Days (3)	450	270
Revenue earning days (5)	450	270
Time Charter Equivalent (4)	$77,556	$76,185
Fleet Utilization (5)	100%	100%
Vessel daily operating expenses (6)	$12,202	$11,570

(1)   Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of its fleet during the period divided by the number of Calendar Days in the period.

(2)   Calendar Days are the total days the Partnership possessed the vessels in its fleet for the relevant period.

(3)  Available Days are the total number of Calendar Days the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

(4)  Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of the Partnership’s TCE rates for the three months ended March 31, 2015 and 2014 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available days):

	Three Months Ended March 31,
	2015	2014
Voyage revenues	$35,620	$21,009
Voyage Expenses (7)	(720)	(439)
Time Charter equivalent revenues	$34,900	$20,570
Available Days (3)	450	270
Time charter equivalent (TCE) rate	$77,556	$76,185

(5)  The Partnership calculates fleet utilization by dividing the number of its revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days, during a period, by the number of Available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)  Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, is calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

(7)  Voyage expenses include commissions of 1.25% paid to the Partnership’s Manager and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended March 31,
	2015	2014
Reconciliation to Net Income	(In thousands of U.S. dollars)
Net Income	$14,878	$11,029
Net interest and finance costs (1)	6,885	1,944
Depreciation	5,968	3,348
Charter hire amortization	335	161
Adjusted EBITDA	$28,066	$16,482

(1)Includes interest and finance costs and interest income, if any

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred) and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the comparability of the Partnership’s performance operating from period to period and against the operating performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended March 31,
(In thousands of U.S. dollars except for unit and per unit data)	2015	2014
Net Income	$14,878	$11,029
Charter hire amortization	335	161
Partnership’s Adjusted Net Income	$15,213	$11,190
Less: Adjusted Net Income attributable to subordinated unitholders and General Partner	(6,442)	(5,601)
Common unitholders’ interest in Adjusted Net Income	$8,771	$5,589
Weighted average number of common units outstanding, basic and diluted:	20,505,000	14,985,000
Adjusted Earnings per common unit, basic and diluted	$0.43	$0.37

Adjusted Net Income represents net income before charter hire amortization related to time charters with escalating time charter rates. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The Partnership’s definition of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at that reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted earnings per unit available to common unitholders are useful to investors because they facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items.

Distributable Cash Flow Reconciliation

	Three Months Ended March 31,
	2015	2014
Net Income	$14,878	$11,029
Depreciation	5,968	3,348
Amortization of deferred finance fees	385	118
Net interest and finance costs, excluding amortization(1)	6,500	1,826
Charter hire amortization	335	161
Adjusted EBITDA	28,066	16,482
Net interest and finance costs, excluding amortization(1)	(6,500)	(1,826)
Maintenance capital expenditure reserves	(861)	(514)
Replacement capital expenditure reserves	(2,731)	(1,874)
Distributable Cash Flow	$17,974	$12,268

(1) Includes interest and finance costs and interest income, if any.

Distributable Cash Flow with respect to any period presented means Adjusted EBITDA after considering period interest and finance costs and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership’s capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. The Partnership’s calculation of the Distributable Cash Flow may not be comparable to that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP.